1 Digital & Betting A Fast-growing Leader with Best-in-class Content & Solutions Enrico Drago | CEO, Digital & Betting Joe Asher | President, Sports Betting

2 Forward Looking Statements $13B $13B Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements do not guarantee future performance and speak only as of the date on which such statements are made. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2020 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Comparability of Results All figures presented in this release are prepared under U.S. GAAP, unless otherwise noted. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, foreign exchange gain (loss), other non-operating expenses, depreciation, impairment losses, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income) and certain other non-recurring items. Adjusted EBITDA – discontinued operations represents income from discontinued operations (a GAAP measure) before income taxes, interest expense, depreciation and amortization, and gain on sale of discontinued operations. Adjusted EBITDA – combined represents Total Adjusted EBITDA plus EBITDA – discontinued operations. Management believes that the non-GAAP measures just mentioned are useful in providing period-to-period comparisons of the results of the Company’s ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash and equivalents. Cash and cash equivalents are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Prior to the disposal of the Italian B2C gaming businesses in the second quarter of 2021, management calculated the Net debt leverage ratio as the ratio of Net debt as of a particular balance sheet date to the LTM of Adjusted EBITDA – combined prior to such date. Management believes that Net debt leverage is a useful measure to assess our financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Constant currency is a non-GAAP financial measure that expresses the current financial data using the prior-year/period exchange rate (i.e., the exchange rates used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

3 Key Messages 1 2 3 4 Well-positioned as a leading content and solutions provider in high-growth markets leveraging strong partnerships Market leadership in iGaming built on best-in-class content and product innovation Comprehensive and omnichannel B2B sports platform mostly targeting fast-growing and profitable B2B U.S. retail market Committed to delivering 20+% revenue CAGR and robust operating margin expansion in the 2022 – 2025 period

North America is a $26B Market Opportunity

North America Addressable Market by 2025
(B2C, GGR)



$13B
~$26B+
$13B

Sports Betting Market Assumptions

- ~90% penetration(1) in the U.S.
- ~$55 average GGR per adult in the U.S.

iGaming Market Assumptions

- ~30% penetration(1) in the U.S.
- ~$160 average GGR per adult in the U.S.

Source: IGT estimates based on market data from H2 Gaming Capital, Eilers & Krejcik Gaming, U.S. Census Bureau, U.S. Bureau of Economics, broker research, and company filings
(1) Percentage of total U.S. population estimated to have access to legalized iGaming and / or Sports Betting

4

5 We Achieved Impressive Scale Out of the Gate… (1) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details (2) IGT estimate, market share on proprietary content Revenue Profile (2019 shown as a pre-pandemic reference point) $123M 23% 32% 1/3 3/4 27 YTD 2021 Revenue YTD 2021 Operating Income Margin YTD 2021 Adjusted EBITDA(1) Margin 2020 Total North America GGR Of Headcount Focused on Game Development North America States / Provinces Live by End of 2021 54% 77% 41% 20% 5% 3% 2019 YTD '21 PlayCasino PlaySports Other 76% 86% 24% 14% 2019 YTD '21 U.S. & Canada Rest of World Canada U.S. 2020 iGaming Market Share(2) ~25% ~50%

…While Building on Our Sustainable Competitive Advantages

IGT PlayDigital

Competitive Advantages

Strong commercial relationships
250 skins live globally
57 skins in North America (100%)
43 retail sportsbooks, 12 mobile

Omnichannel and multiple points of access
50+ sports properties live across U.S.
400+ kiosks
2 iGaming omnichannel jackpots

Outstanding talent
Senior industry executives leading 300 game and software developers
Cumulative executive experience of 40+ years in casino and 20+ years in sports

End-to-end product offering
Omnichannel sports full turnkey solution
Full suite of iGaming "Plug & Play" games

Speed to market
During last 3 years live on day 1 across:
- 4 iGaming jurisdictions
- 18 sports jurisdictions

Scalability and versatility
Content-as-a-Service for both cloud and on premise
Hub and spoke for sports

6

7 Our Focus Remains on Innovation and Growth GROW INNOVATE • Leverage market leadership to benefit from strong growth in North America • Accelerate penetration of turnkey solutions, building on strong commercial pipeline • Grow content portfolio through third-party partner program • As a separate segment, PlayDigital has the resources and flexibility to invest in strategic growth opportunities • Continue to invest in products and solutions • Expand game features to further enhance player experience (free spins, tournaments, personalized jackpots) • Develop expansive retail solutions • Enhance player data analytics capabilities OPTIMIZE • Evaluating potential separate public listing of Digital & Betting business

8 Experienced Management Team to Deliver Our Strategy Gil Rotem President iGaming Enrico Drago CEO Digital & Betting Joe Asher President Sports Betting Steve Kastner Sr. Director Compliance Tammy Godfrey Sr. Director People & Transformation Sam Patel VP & CFO Digital & Betting Victoria Dolan VP Deputy General Counsel Sridhar Jawaharlal SVP & CTO Digital

9 iGaming Content is King (and Queen)

iGaming Market Expected to Reach $1.3B in Addressable Revenue for B2B Providers

B2C Market (GGR)


$5B
$13B
2021E
2025E

Projected B2B TAM (GGR)


~3X
$0.5B
$0.6B
$0.8B
$1.2B
$1.3B
2021E
2022E
2023E
2024E
2025E

2025 Market Assumptions

U.S. iGaming market

- ~30% penetration
- ~$160 average GGR per adult

Canada iGaming market

- ~8.5% annual growth from 2021-2025
- Ontario move to competitive market structure will accelerate growth

Revenue Share Model Ensures B2B Market Will Continue to Grow as Total Addressable Market Expands

Source: IGT estimates based on market data from H2 Gaming Capital, Eilers & Krejcik Gaming, U.S. Census Bureau, U.S. Bureau of Economics, broker research, and company filings

10

11 Only Content Provider in North America Integrated into 100% of iGaming Platforms Covering All North America iGaming Territories While Serving Most of the Largest Operators • British Columbia (BCLC) • Manitoba (BCLC) • Quebec (LQ) • Ontario (OLG) • Alberta (AGLC) • Atlantic (ALC) Canada • New Jersey 22 operators, 26 skins • Pennsylvania 12 operators, 14 skins • Michigan 14 operators, 11 skins • Connecticut 2 operators, 2 skins U.S. Always live on day 1 with 50+ games and additional 50 games ready to go as operators demand, thanks to our full market compliance “IGT has provided some of the most recognizable land-based content to BetMGM's online players and are a premium and valued partner to our company. They've been a great asset in helping our casino business achieve the number one spot across the U.S. and in all four of our live markets." Matthew Sunderland, Vice President of Gaming, BetMGM “The ability to bring IGT’s library of iconic titles from the retail casino floor and into the palm of our customers hands while delivering a superior gaming experience has been a direct benefit that helps drive customer acquisition within our casino vertical.” Jesse Chemtob, GM of Casino, FanDuel

12 Compelling Portfolio Built on Quality, Variety, and Mobile Optimization 120+ active titles, 25+ new titles/year Top IGT land performers + unique digital IP Multi-language, multi-currency Slots, progressives, table games, video poker Device-optimized assets Flexible payout percentages

13 Leveraging a History of Innovation Omnichannel Partners Program Digital Natives Progressive Jackpots

14 Leveraging 40 years of Knowledge and IP in Land-based Gaming Omnichannel: Players Gravitate to Beloved Land-based Titles INNOVATE • Back catalog games continue to perform strongly in newly regulated markets – Familiarity and land-based experience is a strong draw for players – 5 “classics” among top 10 • Leveraging deep IP portfolio in a variety of ways: – Sequels – Brand extensions • Variations of successful table games IP and white-label versions • Mobile-centric approach; we don’t “translate” content into digital games but adapt each game specifically for the mobile experience – Jackpot versions – Combinations with popular external IP

15 Original Theme, Original Mechanic Original Theme, Proven Mechanic Classic Theme, Original Mechanic Digital Natives Extend Portfolio and Enrich Player Experience INNOVATE Established creative process to build games • Evaluate IP (land, digital, jackpot) • Market input (players, competitors, operators) • KPIs (cost, timing) • Producer “buy-in”

INNOVATE

Progressive Jackpot Games – A Core Strength & Differentiator

MegaJackpots

MegaJackpots long established as a leading network progressive jackpot around the world


WHEEL of FORTUNE
£501,043.20
MEGA JACKPOTS
RE-SPIN
8x
WILD
6x

Current markets: EU, NJ, MI, CAN
Target new markets 2022: CT, WV

2021 portfolio games: 6
2022 new games: 2

PowerBucks$

PowerBuck$ remains the **industry's only** omnichannel progressive jackpot

Highly successful in Canada; extending to additional markets, such as NJ


POWERBUCKS
CASH LINK
another lucky winner!
$1,000,000.52
$18.75
$3.00
$3.00
$5.75
$7.00
$40.55

Current markets: CAN
Target new markets 2022: NJ

2021 portfolio games: 5
2022 new games: 3

Progressive Jackpot ~10% of iGaming GGR Today; Additional Concepts in Development

16

17 Target 15-20 games from 6+ partners in 2022 Full spectrum of partner program content available in 2023 Third-party studios to build games with IGT tools and proven math models Developers accelerate and de-risk their creation, compliance and market access IGT customers benefit from more quantity and variety in content from one remote game server (RGS) ecosystem Game Development Partners Program GROW IGT Foundry

18 Industry’s Best Batting Average 18

19 Retail market: • ~30% of total market GGR • ~70% addressable market (i.e., non-vertically integrated) Revenue Share Model Ensures B2B Market Will Continue to Grow as Total Addressable Market Expands Significant B2B Addressable Market Despite Ongoing Vertical Integration Note: Totals may not add due to rounding Source: IGT estimates based on market data from H2 Gaming Capital, Eilers & Krejcik Gaming, U.S. Census Bureau, U.S. Bureau of Economics, broker research, and company filings Total market: • ~90% penetration by 2025 • $55 average yearly spend per adult B2C Total Market (GGR) B2B Addressable Market (GGR) $3.9B $9.1B $4.5B 2021E 2025E $1.4B $1.7B 2025E $0.8B $0.7B $4.9B $1.1B 2021E $1.1B 2022E 2023E $1.6B $2.3B $4.0B 2024E $2.0B $2.9B Online Retail $1.6B $2.3B $3.1B Online market: • ~70% of total market GGR • ~25% addressable market (i.e., non-vertically integrated) ~3X 2025 Market Assumptions $13.0B Online Retail

Well-Positioned to Benefit from Structurally High Retail Margins

H1'21 Hold Percentage (win as % of wager)



IN
IA
IL
PA
MI
NJ
NV
12%
8%
11%
6%
11%
8%
10%
8%
9%
8%
9%
8%
8%
5%
Retail
Online

Source: H2 Gaming Capital, Eilers & Krejcik research

- In most states, retail margin outperforms online due to:
  - Product mix with pre-match substantially higher than in-play
  - Higher percentage of parlays played in retail
  - Less price sensitive customers
- Under current business conditions, vertical integration in retail is unlikely to happen to the same extent as in online:
  - Regional retail customers more likely to opt for outsource, turnkey solutions
  - Larger customers prefer to outsource retail solution due to regulatory and operational complexity of retail environment (e.g., FanDuel)
  - Retail involves hardware such as kiosks and tills; operators are not manufacturers
- Omnichannel: Retail channel will continue to be essential for major operators:
  - Creates brand awareness and experience and enhances the multichannel player experience (customer service, payments)
  - Provides additional revenue streams to the operators

20

Expanding U.S. Footprint

21 State penetration[(1)]

57 Retail sportsbooks

12 Mobile sportsbooks



Currently live or in development
Announced partnership
Pipeline
Adopted regulation
WA
OR
CA
NV
ID
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MS
MI
IN
KY
TN
AL
OH
GA
FL
SC
NC
VA
WV
PA
NY
VT
NH
ME
MA
CT
RI
NJ
DE
MD
DC
AK
HI
Puerto Rico

(1) Represents live, in development (LA), and announced partnerships (WI) as of September 2021

21

Trusted Partner for Many Leading Operators

High-quality Customer Base

What Partners Say About Us

"When FanDuel Group was formalizing its U.S. expansion strategy, we prioritized partnerships with trusted, forward-thinking companies such as IGT that could enable quick market access via a flexible solution that could *scale with FanDuel's growth opportunities."*

"We believe the power, versatility and scalability of the IGT PlaySports technology will enable Resorts World Las Vegas to offer a world-class sports betting program and will help us deliver compelling sports betting experiences to Las Vegas visitors and Nevadans alike."

"IGT's scalable PlaySports technology, turnkey services, multi-state capabilities and vast sports betting experience make them the Meruelo ***Group's*** ideal growth partner in Arizona, giving Arizona Coyotes fans the option to place pre and in-game wagers online or at our soon-to-open retail *sportsbook."*

"Implementing IGT's proven PlaySports platform and trading advisory services will strongly enhance Oneida Casino as a premier gaming *destination."*

22

Solutions for Every Channel Through a Flexible and Adaptable Sports Betting Platform

Truly omnichannel platform facilitating a tailored yet fast deployment

- Replicate architecture across jurisdictions
- Tailored to each state's unique distribution approach
- Supports state-wide retail and mobile wagering
- Leverages geolocation services
- Local service team support
- Highly scalable infrastructure



Betting Promotions
Automated Risk Control
Betting Events Management
Derivatives Engine
Centralized Trading
Player Profiling
Content Control
In-Play
Pre-Game
Distribution Channels
HTML5 / XML / JSON & APIs
Mobile
POS
Tills & Terminals
Kiosks/SSBTs
HD
Display boards & IP TV

Hybrid Offering of SaaS(1) / PaaS(2) Products, Land-based Gaming Solutions and Commercial Services

(1) Software-as-a-Service
(2) Platform-as-a-Service

23

24 Continuing to Invest in Enhancing Capabilities and Technology Featureful Profitable Desirable Usable Efficient Futureproof • No excuse for a customer not to select IGT based on feature gaps • Maximizes gaming turnover and revenue for operators • Attracts new customers with a product that is highly configurable and scalable • Back-office toolset, compliance and business process integration • Implied cost management in operation • Manage internal costs for deployment and operations • Allows IGT to continue with aggressive delivery plans • Continued investment in underlying platform to support business goals Trading / Betting Bigger offering • Increase betting offers depth and breadth of services/markets Tech / Compliance Footprint • Reduce deployment and maintenance costs and timing Procedures • Technology, procedures & product change to allow for automation of install and upgrade script Omnichannel Online • Multi State/Property Mobile App • Player favorite Kiosk • NV ticket redemption and digital branding New content management • New UI to replace PRISM • Alignment with CDU content management Multi-state wallet • Manage the player transition between wallet instances • Auto balance transfer • Consolidated statement …informs our innovation priorities for 2022 and beyondA clear product strategy… INNOVATE

25 Hardware Innovation Tailored to Customers and Players • Provides enhanced multi-game experience with a modern and ergonomic cabinet design • Both PeakBartopFlexTM and CrystalFlexTM are the result of extensive technology know- how guided by a player-centric mindset • Contract-based, revenue share business model PeakBarTopFlexTM CrystalFlexTM INNOVATE

GROW

Multiple High-growth Opportunities



FOOTBALL
$100

Growth with existing customers

- Increasingly profitable revenue share model as customers continue to service accelerating consumer demand
- Expansion into new markets using PlaySports' infrastructure
- Additional opportunity to sell services and hardware

Robust pipeline of new customers

- Operators seeking new vendor relationships for incremental capabilities and functionality
- Several tribal and local casinos seeking full turnkey solution

New jurisdictions

- PlaySports is uniquely positioned to benefit from current and anticipated legalization of sports betting by new U.S. jurisdictions
- Leveraging existing IGT commercial relationships across 600+ casino operators in the U.S.

Diverse Tailwinds Present Significant Growth Opportunities over the Near-and-Long Term

26

27 2021-2025 Outlook: High Revenue Growth and Robust Margin Expansion Note: $ in millions • Financial Objectives Digital & Betting Revenue ($M) NA 6% 30+% OI Margin % 2019-2025: 25+% CAGR 2021-2025: 20+% CAGR ~$160 $115 $91 2019 2020 2025E2021E Drive 20+% revenue CAGR from current and new customers and new jurisdictions Maintain a profitable business while scaling the organization Sustain R&D investment in best-in-class content and solutions (proprietary and third party) Optimum CapEx investment in state- of-the-art infrastructure technology

28 Key Messages 1 2 3 4 Well-positioned as a leading content and solutions provider in high-growth markets leveraging strong partnerships Market leadership in iGaming built on best-in-class content and product innovation Comprehensive and omnichannel B2B sports platform mostly targeting fast-growing and profitable B2B U.S. retail market Committed to delivering 20+% revenue CAGR and robust operating margin expansion in the 2022 – 2025 period

Appendix

30 Reconciliations of Non-GAAP Measures – YTD 2021 $ millions; all amounts reflect continuing operations For the nine months ended September 30, 2021 Digital & Betting Operating income (loss) 28 Depreciation 11 Amortization - non-purchase accounting - Restructuring (1) Stock-based compensation - Other - Adjusted EBITDA 39